GOLDEN HEALTH HOLDINGS, INC.

November 11, 2006

United States Securities and Exchange Commission
Attention: Jim B. Rosenberg,
Senior Assistant Chief Accountant
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Golden Health Holdings, Inc. (the “Company”)
Form 10-KSB/A2 for Fiscal Year Ended September 30, 2005
Filed September 27, 2006
Form 10-QSB for the Quarter Ended June 30, 2006
File No. 0-25845

Dear Mr. Rosenberg:

We are in receipt of your letter dated October 26, 2006 (the “Comment Letter”) regarding the Company’s amended Annual Report. Thank you for your efforts in assisting us with our compliance and the overall enhancement of our disclosure. As it relates to further opinion to be given by our auditors, we are waiting for their completion of further audit procedures. At of today, we estimate that we can furnish our reply to you on or before November 30, 2006.

Please let us know if you have any further questions or comments. Thank you.

Very truly yours,

Golden Health Holdings, Inc.

By: Kam Lau
Its: Chief Executive Officer